UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E 1-21-03
1-09481

03017671

March 16, 2003

| | |
|---|---|
| Act | 1934 |
| Section | |
| Rule | 14A-8 |
| Public Availability | 3/16/2003 |

Karen E. Bertero
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071-3197

Re: Archon Corporation
Incoming letter dated January 21, 2003

Dear Ms. Bertero:

This is in response to your letter dated January 21, 2003 concerning the shareholder proposal submitted to Archon by Schaefer, Inc. We also have received a letter on the proponent's behalf dated February 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: J. Michael Schaefer
President, Schaefer, Inc.
3930 Swenson St. #103
Las Vegas, NV 89119

# GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

333 South Grand Avenue Los Angeles, California 90071-3197
(213) 229-7000
www.gibsondunn.com

kbertero@gibsondunn.com


January 21, 2003


Direct Dial
(213) 229-7360

Fax No.
(213) 229-6360


Client No.
C 80267-00046

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 W. Fifth Street, N.W.
Washington, D.C. 20549



Re: *Shareholder Proposal of Schaefer, Inc.*
*Securities Exchange Act of 1934 - Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Archon Corporation ("Archon" or the "Company"), to omit from its proxy statement and form of proxy for Archon's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") received from Schaefer, Inc. (the "Proponent"). The Proposal requests that Archon's Board of Directors:

> take such action as may be necessary to effect the following policy:
>
> 1. A majority of board members representing the common shareholders shall be independent.
>
> 2. Executive, Audit and Compensation committees be established consisting entirely of independent directors, including an appointee from each closee [sic] of stock represented on the Board.

The Proposal provides that "independence is defined as recently promulgated by the national stock exchanges and/or the Securities & Exchange Commission." It also provides that:

> A director would not be considered independent if he or she is currently, or within the past five years, employed by the corporation or an executive officer in any capacity or is a member of a firm that provides services to the corporation, or is related to an officer of the corporation, or has any direct or indirect personal, financial or professional relationship with any officer of the corporation such that a person aware of the facts might reasonably entertain a doubt that such director would be able to exercise independent judgment on all issues.

A copy of the letter from the Proponent containing the Proposal and Supporting Statement is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of Archon's intention to exclude the Proposal and Supporting Statement from its 2003 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and Supporting Statement are excludable on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of Archon's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. Archon intends to begin distribution of its definitive 2003 Proxy Materials on or after April 11, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Archon files its definitive materials and form of proxy with the Securities and Exchange Commission (the "SEC").

## BASES FOR EXCLUSION OR REVISION

We believe that the Proposal and the Supporting Statement may properly be excluded from the 2003 Proxy Materials for the following reasons:

1. pursuant to Rule 14a-8(i)(6), because the Company would lack the power or authority to implement the Proposal; and

2. pursuant to Rule 14a-8(i)(3), because the Proposal is vague, rendering it false and misleading in violation of Rule 14a-9.

While we strongly believe that well-established precedent supports exclusion of the Proposal and Supporting Statement on the foregoing bases, if the Staff were to depart from those precedent in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in Archon's 2003 Proxy Materials, for the following reasons:

3. pursuant to Rule 14a-8(i)(8), because the Proposal relates to the election of directors; and

4. pursuant to Rule 14a-8(i)(3), because the Supporting Statement contains misleading statements, rendering it false and misleading in violation of Rule 14a-9.

**1. Under Rule 14a-8(i)(6), the Company May Exclude the Proposal Because the Company Would Lack the Power or Authority to Implement the Proposal.**

Under well-established and recently reaffirmed precedent, the Proposal may be omitted pursuant to Rule 14a-8(i)(6), which provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." Archon lacks the power to implement the Proposal because Archon's Board of Directors cannot guarantee the election of independent directors.

In order to implement the Proposal, the Archon Board of Directors would have to ensure that a sufficient number directors satisfying the Proponent's definition of independence are elected so that a majority of the board satisfied the definition and so that enough independent directors satisfying the definition are elected to fill the executive, compensation and audit committees. Because a board cannot ensure or require that certain types of persons are elected as directors, these types of proposals have consistently been excluded as beyond a company's power to implement.

In several recent letters, the Staff has acknowledged that proposals imposing independence requirements on a board should be excluded as beyond the power of the board to implement. For example, Farmer Bros. Co. recently received a proposal requesting that its bylaws be amended to require that a majority of the directors be qualified as independent and that the board designate several committees comprised entirely of independent directors. Farmer Bros. Co. argued that under California law the directors were elected by the shareholders and thus, the company did not have the power to ensure that the requirements of the proposal were met. The Staff agreed and allowed Farmer Bros. Co. to exclude the proposal. *Farmer Bros.* (avail. Oct. 15, 2002); s*ee also PG&E Corp. (*avail. Jan. 22, 2001) (allowing exclusion of a proposal requiring that independent directors be appointed to future opening on key committees of a California corporation because it was beyond the power of the corporation to implement).

The Staff has reached similar conclusions for Delaware corporations. Shareholder proposals received by Marriott International, Inc. requesting that the board adopt a policy requiring that two-thirds of the members of the board be independent and asking the board to take necessary steps to ensure that certain board committees were comprised entirely of independent were allowed to be excluded. Marriott argued that Delaware law required directors to be elected by the shareholders, and the directors did not, therefore, have the power to require the election of particular directors. The Staff agreed and stated that, in its view, "it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria." *Marriott Int'l, Inc.* (avail. Feb. 26, 2001); *see also Boeing Co. (Klein)* (avail. Mar. 6, 2000) (allowing a proposal received by a Delaware corporation requiring directors on key committees to be independent to be excluded pursuant to Rule 14a-8(i)(6)). The Staff's conclusions with respect to proposals mandating independent directors are consistent with a long line of Staff interpretations recognizing that a board cannot ensure election of a particular person or type of person and concurring that proposals requiring a board to ensure that directors possess certain characteristics are beyond a corporation's powers to implement. *See Ameritech Corp.* (avail. Dec. 29, 1994); *U.S. West, Inc.* (avail. Dec. 22, 1993); *American Telephone & Telegraph Co.* (avail. Dec. 13, 1985).

The Proposal is substantively similar to the proposals submitted to Farmers Bros. and Marriott described above which the Staff allowed to be excluded because they required the election of a certain number of independent directors. In addition, although Archon is incorporated in Nevada, like California and Delaware law, Section 78.330 of the Nevada Revised Statutes and Archon's articles of incorporation and bylaws provide that directors are elected by the stockholders. Section 78.125 of the Nevada Revised Statutes also provides that the board can appoint a committee to exercise the power of the board in managing the corporation and at least one member of the committee must be a director. Archon's bylaws further require that all members of the committee must be directors. Thus, only Archon's stockholders have the power to determine the directors, and the bylaws and the Proposal require that only directors shall serve on the committees. Because the board does not control who is elected as a director, it is not within the power of the Archon Board of Directors to guarantee or enforce the election of any particular person or type of person as a director at Archon's annual meeting, must less to require or ensure that a sufficient number of persons meeting the independence criteria are elected to comprise a specified percentage of the board or to appropriately fill the executive, audit and compensation committees. For these reasons, the Company believes it can exclude the Proposal pursuant to Rule 14a-8(i)(6).

**2. Under Rule 14a-8(i)(3) the Company May Exclude the Proposal Because the Proposal Is Vague, Rendering It Misleading in Violation of the Proxy Rules.**

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. July 30, 1992) (proposal that a committee of small stockholders be elected to refer to Board of Directors a plan that "will in some measure equate with the gratuities bestowed on Management, Directors and other employees" sufficiently vague to justify exclusion). The Proposal should be excluded on vagueness grounds because it does not provide a single definition of independence and the independence considerations listed in the Proposal are subject to differing interpretations.

The Proposal provides that for the purposes of the Proposal, independence will be defined "as recently promulgated by the national stock exchanges and/or the Securities & Exchange Commission." In addition, the Proposal includes a definition for when a director will not be considered independent. The reference to multiple definitions in the Proposal makes it unclear as to when a director would be considered independent for the purposes of the Proposal, and thus justifies exclusion of the Proposal.

Definitions of independent directors in connection with service on audit committees have been promulgated by the New York Stock Exchange (the "NYSE"), the National Association of Securities Dealers (the "NASD") and the SEC. In addition, both the NYSE and the NASDAQ Stock Market, Inc. have recently proposed new independence standards which have not yet been approved by the SEC. The SEC has also adopted other definitions that might be considered to be independence definitions. For example, the definition of a "non-employee director" in Rule 16b-3 might be considered to be a definition of an independent director.[1]

The various independence definitions promulgated by the above entities are not always consistent with the definition in the Proposal or with each other. For example, the current NYSE definition (*NYSE Listed Company Manual* §303.01(B)(3)(a)) and the current NASD definition (*NASD Manual §4200(a)(14))* provide that a director who is an employee of the company is not considered independent until three years following the termination of his or her employment. In contrast, the definition in the Proposal provides that an former employee is not considered independent until five years after his or her employment with the company ends. The revised NYSE independence definition is similar to the Proposal definition in that it provides that an employee is not considered independent until five years after his or her employment with the company ends, but it has other provisions in conflict with the Proposal definition. For example, the revised NYSE definition provides a five year cooling off period before outside auditors can

---

[1] Each of the independence definitions described in this paragraph are attached hereto as Exhibit B. They do not necessarily represent all of the possible independence definitions described by the Proposal.

be considered independent, while the Proposal definition excludes any person working for a firm providing services to the company from being independent, but does not require any specific cooling off period after the service ends before such person can qualify as an independent director. The SEC definition of independence for audit committee is formulated differently than the NYSE, NASD and Proposal definitions. It requires that the directors not accept any consulting, advisory or other compensatory fee from the company or be affiliated with the company or its subsidiaries. Section 10A(m)(3) of Exchange Act of 1934.

The differences between the various possible independence definitions described above demonstrate the vagueness of the Proposal. When voting on the Proposal, the Archon shareholders would not know which definition is applicable and what action would be required by the Archon Board of Directors. If the Proposal was passed, the Archon Board of Directors would be left with no guidance as to what definition to apply and would not know if it was applying the definition anticipated by the stockholders when they passed the Proposal. In sum, the Proposal is so vague that neither Archon's stockholders nor its management can be certain of what they are being asked to approve or implement, respectively.

The Staff has also determined that a proposal may be considered sufficiently vague to warrant its exclusion where "the standards under the proposal may be subject to differing interpretations." *Hershey Foods Corp.* (avail. Dec. 27, 1988) (allowing the exclusion of proposal requesting that the company adopt a policy not to advertise on television programming that discussed sexual issues, contained profanity, could be construed as pornographic or was sexually suggestive); *see also CBS Corp.* (avail. Feb. 22, 1999) (recommending no action if a stockholder proposal that a company not permit commercials advocating, condoning or suggesting that abortion is acceptable was excluded). In *Jos. Schlitz Brewing Co.* (avail. Mar. 21, 1977), the Staff permitted the exclusion of a proposal requesting that the company's board of directors adopt a policy of not allowing the company's advertisements to appear on television shows "containing excessive and gratuitous violence." The Staff agreed with the company's assertion that "the determination of what constitutes 'excessive and gratuitous' violence is a highly subjective matter." In concurring that the proposal could be excluded due to its vagueness, the Staff took particular note of the fact that "each stockholder is likely to have a different idea as to what type of programming they would be asking the Corporation not to advertise on when voting on the Proposal," with the result that "any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal."

The definition of independence outlined in the Proposal provides that a director will not be considered independent if he or she "has any direct or indirect personal, financial or professional relationship with any officer of the corporation such that a person aware of the facts might reasonably entertain a doubt that such director would be able to exercise independent judgment on all issues." As in *Hershey Foods* and *Jos. Schlitz Brewing,* this independence standard is subject to different interpretations. Whether a particular relationship between a potential director and an officer of the corporation would cause a person to have reasonable doubts about a director's ability to exercise independent judgment is a subjective determination. For example, some might believe that a casual friendship with an officer might interfere with a director's judgment because the director might be looking out for the best interests of the officer, while others might believe that a director could easily separate his or her relationship with the officer from his or her duties as a director. The stockholders voting on the proposal might have differing interpretations regarding what constitutes "reasonable doubts" in this instance, leaving the Archon Board of Directors without guidance as to when the definition is satisfied.

The Proposal does not provide a clear definition of when a director is considered independent. It references several different definitions, and the standards outlined in the Proposal are subject to different interpretations. Therefore, the Proposal the Company believes it can properly exclude the Proposal and Supporting Statement pursuant to Rule 14a-8(i)(3).

**3. Under Rule 14a-8(i)(8) the Company May Exclude the Proposal Because It Relates to the Election of Directors.**

A proposal may be omitted under Rule 14a-8(i)(8) if it "relates to an election for membership on the company's board of directors or analogous governing body."

Currently neither Archon's certificate of incorporation nor its bylaws impose any qualifications or restrictions on who the shareholders may elect as directors. The Proposal would require the board to adopt a policy requiring that Archon's Board of Directors consist of a majority "independent" directors and that only "independent" directors serve on the specified board committees. By imposing such a qualification for service on the board or on a board committee, the Proposal would disqualify current directors who do not satisfy the Proponent's definition of "independent" from service and would make director nominees standing for election ineligible if their election would result in a majority of the directors not being "independent."

Archon's Board of Directors is comprised of five respected and experienced individuals elected by the common stockholders. Regardless of which definition of independence is used, it is likely that at least four of the directors would not be considered independent due to the fact that they are current or recent employees of Archon. Paul Lowden is the President and Chief Executive Officer of Archon, Suzanne Lowden is an Executive Vice President of Archon, Charles Sandefur is the Chief Financial Officer of Archon and William Raggio resigned as the Secretary and General Counsel of Archon in December 2000. Mr. Lowden's and Mr. Raggio's terms as directors do not expire until 2005, Mr. Sandefur's terms as a director does not expire until 2004 and Ms. Lowden will stand for reelection at the 2003 Annual Meeting. By not limiting the Proposal's application to existing directors or nominees, the Proposal would disqualify at least two of Mr. Lowden, Mr. Raggio, Mr. Sandefur and Ms. Lowden from serving as a director and is therefore an attempt to circumvent the procedures contained in Rule 14a-11, which governs election contests.

The Staff has consistently taken the position that proposals setting forth qualifications for directors which would either disqualify previously elected directors from completing their terms or disqualify nominees at the upcoming annual meeting may properly be omitted from a proxy statement if not appropriately revised. *See Raytheon Co.* (avail. March 9, 1999) (proposal requiring the election of directors annually with a seventy percent majority of independent directors); *General Dynamics Corp.* (avail. March 25, 1992) (proposal to require the board to consist of a majority of independent directors); *Waste Management, Inc.* (avail. March 8, 1991) (proposal to require the board to consist of a majority of independent directors); *Dillard Department Stores, Inc.*, (avail. March 7, 1991) (proposal to require the board to consist of a majority of independent directors); *Pacificorp (Rossi)* (avail. March 3, 1989) (proposal requiring the election of directors annually with a seventy percent majority of independent directors). Under this line of precedent, the Proposal relates to the election of directors and is excludable under Rule 14a-8(i)(8).

**4. Under Rule 14a-8(i)(3) the Proponent Must Revise the Supporting Statement Because the Supporting Statement Contains Misleading Statements in Violation of the Rule 14a-9.**

Pursuant to Rule 14a-8(i)(3), the Proposal must be revised before it may be included in Archon's 2003 Proxy Materials because the Supporting Statement contains materially false and misleading statements in contravention of the proxy rules. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions and inflammatory statements representing the unsubstantiated personal opinion of a shareholder have long been viewed as excludable under this provision. *See Philip Morris Companies Inc.* (avail. February 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); *Detroit Edison Co.* (avail. March 4, 1983) (statements implying company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)).

The Supporting Statements asserts that "[d]ominance of our board by insiders or persons having significant relationships give rise to questions about whether the Board is serving the shareholders it is obligated to represent or is serving the majority shareholder . . ." This statement is misleading because it is stated as a fact, but reflects the conclusory opinion of the Proponent with no factual basis. The fact that a majority of the Archon Board of Directors are current or former employees does not necessarily mean that the there should be questions as to whether the board is serving the all of the stockholders. Moreover, by suggesting that questions should be raised as to whether the board is only representing the majority stockholder, the Proponent is suggesting that the members of the board are not performing their fiduciary duties with respect to the minority shareholders; a statement that is without any factual support.

In addition, the Supporting Statement asserts that the "Board of Directors of publicly traded corporations should be composed of mostly independent directors to avoid financial problems facing many of America's publicly-owned corporations, and the appearance of impropriety." Recently, Marriott International, Inc. argued that a similar statement required revision. The supporting statement in the Marriott proposal contained an assertion that the definition of an independent director provided in the proposal would ensure that the members of the nominating committee will be independent of management and would be best able to undertake their responsibilities. Marriott argued and the Staff agreed that the statement had to revised because "even if one accepts the proposition that the absence of certain relationships will promote independence, there is no basis for asserting . . . that those criteria alone can 'ensure' independence." *Marriott Int'l, Inc.* (avail. Mar. 19, 2002). Similarly, even if one accepts that the inclusion of independent directors on the Archon Board of Directors might help the Company avoid financial problems, the Proponent provides no support for the conclusion that appointing independent directors will cause Archon to avoid financial problems, or that public companies whose boards are not comprised mostly of independent directors will face financial problems.

The Proponent provides no factual support for several claims in the Supporting Statement and fails to qualify the Supporting Statement with precatory language indicating that these statements represent the Proponent's personal opinions. Therefore, even if one were to view the Proposal as not excludable in its entirety, the Company believes the Supporting Statement must be revised pursuant to Rule 14a-8(i)(3).

**CONCLUSION**

Based on the foregoing analysis, we respectfully request that the Staff take no action if Archon excludes the Proposal and the Supporting Statement of Schaefer, Inc. from its 2003 Proxy Materials, or if the Staff does not agree the exclusion of the Proposal and the Supporting Statement, that the Staff require the revision of the Supporting Statement. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (213) 229-7360 or Karen Howard of this office at 213-229-7858 if we can be of any further assistance in this matter.

Sincerely,

Karen E. Bertero

Karen E. Bertero

KEB/kmh
Attachment(s)

cc: Charles Sandefur, Archon Corporation
Schaefer, Inc.
Nevada Gaming Control Board

10666356_3.DOC

Exhibit A

Proposal and Supporting Statement

# Schaefer, Inc.

A Maryland Corporation
Chartered 1986

J. Michael Schaefer, Attorney at Law (CA.)

November 27, 2002

Received Dec 2, 2002

Charles W. Sandefer, Secretary
Archon Corporation
3993 Howard Hughes Parkway #630
Las Vegas, Nevada 89109

Re: 2003 Annual Meeting
Shareholder Proposal

Please know that Schaefer, Inc., 3930 Swenson St., Ste. 103, Las Vegas, NV. 89119, owners of 2000 shares of the corporation's common stock, intends to introduce the following shareholder proposal at the next annual meeting and requests that such be included in proxy material solicited by management pursuant to Rule 14(b), Securities Act of 1934. Shareholder agrees to continue to hold its investment until said annual meeting. It has been owned for more than a year, worth over $2,000

Shareholder resolution and statement in support are found on attached page.

Sincerely,

J.MICHAEL SCHAEFER
President, Schaefer, Inc.

Enclosures
(1)proof of shareholder
(2)shareholder proposal

cc: Division of Corporation Finance
Securities & Exchange Commission
450 5th St. NW
Washington, DC 20549

Chairman, Gaming Control Board
Chairman, Gaming Commission

3930 Swenson St. Suite 103 • Las Vegas, Nevada 89119
TELEPHONE: (702) 792-6710 • FAX: (702) 792-6721

RESOLUTION

RESOLVED that shareholders assembled in person and by proxy request the Board of Directors to take such action as may be necessary to effect the following policy:

1. A majority of board members representing the common shareholders shall be independent.

2. Executive, Audit and Compensation committees be established consisting entirely of independent directors, including an appointee from each closee of stock represented on the Board.

For purposes of this resolution, independence is defined as recently promulgated by the national stock exchanges and/or the Securities & Exchange Commission. A director would not be considered independent if he or she is currently, or within the past 5 years, employed by the corporation or an executive officer in any capacity or is a member of a firm that provides services to the corporation, or is related to an officer of the corporation, or has any direct or indirect personal, financial or professional relationship with any officer of the corporation such that a person aware of the facts might reasonably entertain a doubt that such director would be able to exercise independent judgment on all issues.

STATEMENT IN SUPPORT

Our board of directors consists of 5 directors representing common shareholders and 2 directors representing preferred shareholders. Vacancies on the board exist, or may exist from time to time.

None of our present common stock representatives on the Board of Directors meet the definition of independent director set forth above.

Dominance of our board by insiders or persons having significant relationships give rise to questions about whether the Board is serving the shareholders it is obligated to represent or is serving the majority shareholder, Paul W. Lowden with 79.36% of our common stock and 15.44% of our preferred stock, and serving as our Chairman of the Board, and as our President and Chief Executive Officer. Board of Directors of publicly traded corporations should be composed of mostly independent directors to avoid the financial problems facing many of America's publicly-owned corporations, and the appearance of impropriety.

Please mark your proxy FOR the proposal, otherwise unmarked proxies will be voted AGAINST as expected to be the recommendation of management. This is an important governance reform.

ccount Number: BMT-000809
ccount Name: SCHAEFER

atement Date: 09/01/2002 to 09/30/2002

## CASH AND CASH EQUIVALENTS 0.00%

| Description | Symbol/Cusip Account Type | Quantity | Price on 09/30/02 | Current Market Value | Prior Market Value | Estimated Annual Income |
|---|---|---|---|---|---|---|
| **Cash** | | | | | | |
| NET CASH POSITION | | | | ( $15,991.86 ) | ( $17,905.53 ) | |
| **Total Cash and Cash Equivalents** | | | | ( $15,991.86 ) | | |

## EQUITIES 79.73%

| Description | Symbol/Cusip Account Type | Quantity | Price on 09/30/02 | Current Market Value | Prior Market Value | Estimated Annual Income |
|---|---|---|---|---|---|---|
| **Equity** | | | | | | |
| ARCHON CORP | ARHN CASH | 2,000 | $2.70 | $5,400.00 | $5,000.00 | |
| CITIGROUP INC NFS IS SPECIALIST Dividend Option Cash | C MARGIN | 200 | $29.65 | $5,930.00 | $6,550.00 | |
| CORNING INC NFS IS SPECIALIST Dividend Option Cash | GLW MARGIN | 5,000 | $1.60 | $8,000.00 | $10,000.00 | |
| RIVIERA HOLDINGS CORP Dividend Option Cash | RIV MARGIN | 4,000 | $5.90 | $23,600.00 | $25,600.00 | |
| TRAVELERS PPTY CAS CORP NEW CL A NFS IS SPECIALIST Dividend Option Cash | TAPA MARGIN | 8 | $13.20 | $105.60 | $125.76 | |
| TRAVELERS PPTY CAS CORP NEW CL B Dividend Option Cash | TAPB MARGIN | 17 | $13.53 | $230.01 | $276.93 | |
| **Total Equities** | | | | $43,265.61 | | |

# Exhibit B

## Independence Definitions

CURRENT
NYSE DEFINITION



**303.01 Audit Committee** *Last Modified: 12/20/99*

(A) Audit Committee Policy. Each company must have a qualified audit committee.

(B) Requirements for a Qualified Audit Committee.

(1) Formal Charter. The Board of Directors must adopt and approve a formal written charter for the audit committee. The audit committee must review and reassess the adequacy of the audit committee charter on an annual basis. The charter must specify the following:

(a) the scope of the audit committee's responsibilities and how it carries out those responsibilities, including structure, processes and membership requirements;

(b) that the outside auditor for the company is ultimately accountable to the Board of Directors and audit committee of the company, that the audit committee and Board of Directors have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditor (or to nominate the outside auditor to be proposed for shareholder approval in any proxy statement); and

(c) that the audit committee is responsible for ensuring that the outside auditor submits on a periodic basis to the audit committee a formal written statement delineating all relationships between the auditor and the company and that the audit committee is responsible for actively engaging in a dialogue with the outside auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the outside auditor and for recommending that the Board of Directors take appropriate action in response to the outside auditors' report to satisfy itself of the outside auditors' independence.

(2) Composition/Expertise Requirement of Audit Committee Members.

(a) Each audit committee shall consist of at least three directors, all of whom have no relationship to the company that may interfere with the exercise of their independence from management and the company ("Independent");

(b) Each member of the audit committee shall be financially literate, as such qualification is interpreted by the company's Board of Directors in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the audit committee; and

(c) At least one member of the audit committee must have accounting or related financial management expertise, as the Board of Directors interprets such qualification in its business judgment.

(3) Independence Requirement of Audit Committee Members. In addition to the definition of Independent provided above in (2)(a), the following restrictions shall apply to every audit committee member:

(a) Employees. A director who is an employee (including non-employee executive officers) of the company or any of its affiliates may not serve on the audit committee until three years following the termination of his or her employment. In the event the employment relationship is with a former parent or predecessor of the company, the director could serve on the audit committee after three years following the termination of the relationship between the company and the former parent or predecessor.

(b) Business Relationship. A director (i) who is a partner, controlling shareholder, or executive officer of an organization that has a business relationship with the company, or (ii) who has a direct business relationship with the company (e.g., a consultant) may serve on the audit committee only if the company's Board of Directors determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment. In making a determination regarding the independence of a director pursuant to this paragraph, the Board of Directors should consider, among other things, the materiality of the relationship to the company, to the director, and, if applicable, to the organization with which the director is affiliated.

"Business relationships" can include commercial, industrial, banking, consulting, legal, accounting and other relationships. A director can have this relationship directly with the company, or the director can be a partner, officer or employee of an organization that has such a relationship. The director may serve on the audit committee without the above-referenced Board of Directors' determination after three years following the termination of, as applicable, either (1) the relationship between the organization with which the director is affiliated and the company, (2) the relationship between the director and his or her partnership status, shareholder interest or executive officer position, or (3) the direct business relationship between the director and the company.

(c) Cross Compensation Committee Link. A director who is employed as an executive of another corporation where any of the company's executives serves on that corporation's compensation committee may not serve on the audit committee.

(d) Immediate Family. A director who is an Immediate Family member of an individual who is an executive officer of the company or any of its affiliates cannot serve on the audit committee until three years following the termination of such employment relationship. See para. 303.02 for definition of "Immediate Family".

* * *

(Since 1956 the Exchange has required all domestic companies listing on the Exchange to have at least two outside directors on their boards.)

**303.02 Application of Standards** *Last Modified: 12/20/99*

(A) "Immediate Family" includes a person's spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees) who shares such person's home.

(B) "Affiliate" includes a subsidiary, sibling company, predecessor, parent company, or former parent company.

(C) Written Affirmation. As part of the initial listing process, and with respect to any subsequent changes to the composition of the audit committee, and otherwise approximately once each year, each company should provide the Exchange written confirmation regarding:

(1) any determination that the company's Board of Directors has made regarding the independence of directors pursuant to any of the subparagraphs above;
(2) the financial literacy of the audit committee members;
(3) the determination that at least one of the audit committee members has accounting or related financial management expertise; and
(4) the annual review and reassessment of the adequacy of the audit committee charter.

(D) Independence Requirement of Audit Committee Members. Notwithstanding the requirements of subparagraphs (3)(a) and (3)(d) of para. 303.01, one director who is no longer an employee or who is an Immediate Family member of a former executive officer of the company or its affiliates, but is not considered independent pursuant to these provisions due to the three-year restriction period, may be appointed, under exceptional and limited circumstances, to the audit committee if the company's board of directors determines in quotation collection system for listed securities implementing SEC Rule 11 Ac1-1.

*Cross Reference - Rule 6300 Series, Consolidated Quotations Service*

(9) "Country of Domicile" means the country under whose laws an issuer is organized or incorporated.

(10) "Direct Registration Program" means any program by an issuer, directly or through its transfer agent, whereby a shareholder may have securities registered in the shareholder's name on the books of the issuer or its transfer agent without the need for a physical certificate to evidence ownership.

(11) "Dissenting Limited Partner" means a person who, on the date on which soliciting material is mailed to investors, is a holder of a beneficial interest in a limited partnership that is the subject of a limited partnership rollup transaction, and who casts a vote against the transaction and complies with procedures established by the Association, except that for purposes of an exchange or tender offer, such person shall file an objection in writing under the rules of the Association during the period in which the offer is outstanding. Such objection in writing shall be filed with the party responsible for tabulating the votes or tenders.

(12) "ESOP" means employee stock option plan.

(13) "Firm commitment offering" means an offering of securities by participants in a selling syndicate under an agreement that imposes a financial commitment on participants in such syndicate to purchase such securities.

(14) "Independent director" means a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director. The following persons shall not be considered independent:

(A) a director who is employed by the corporation or any of its affiliates for the current year or any of the past three years;

(B) a director who accepts any compensation from the corporation or any of its affiliates in excess of $60,000 during the previous fiscal year, other than compensation for board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(C) a director who is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the corporation or any of its affiliates as an executive officer. Immediate family includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home;

(D) a director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the corporation made, or from which the corporation received, payments (other than those arising solely from investments in the corporation's securities) that exceed 5% of the corporation's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years;

(E) a director who is employed as an executive of another entity where any of the company's executives serve on that entity's compensation committee.

(15) "Index warrants" means instruments that are direct obligations of the issuing company, either exercisable throughout their life (i.e., American style) or exercisable only on their expiration (i.e., European style), entitling the holder to a cash settlement in U.S. dollars to the extent that the index has declined below (for a put warrant) or increased above (for a call warrant) the pre-stated cash settlement value of the index. Index warrants may be based on either foreign or domestic indexes.

(16) "Limited partner" or "investor in a limited partnership" means the purchaser of an interest in a direct participation program, as defined in Rule 2810, that is a limited partnership who is not involved in the day-to-day management of the limited partnership and bears limited liability.

(17) "Limited partnership" means an unincorporated association that is a direct participation program, as defined in Rule 2810, organized as a limited partnership whose partners are one or more general partners and one or more limited partners, which conforms to the provisions of the Revised Uniform Limited Partnership Act or the applicable statute that regulates the organization of such partnership.

(18) "Limited Partnership Rollup Transaction" means a transaction involving the combination or reorganization of one or more limited partnerships, directly or indirectly, in which:

(A) some or all of the investors in any of such limited partnerships will receive new securities, or securities in another entity, that will be reported under a transaction reporting plan declared effective before January 1, 1991, by the Commission under Section 11A of the Act*;

(B) any of the investors' limited partnership securities are not, as

 

PROPOSED
NYSE
DEFINITION

Exhibit A-1

Text of the Proposed Rule Change
(All language is new)

**Listed Company Manual**

* * * *

**303.00 Corporate Governance Standards**

* * * *

**303A**

**1. Listed companies must have a majority of independent directors.**

*Commentary*: Effective boards of directors exercise independent judgment in carrying out their responsibilities. Requiring a majority of independent directors will increase the quality of board oversight and lessen the possibility of damaging conflicts of interest.

A company of which more than 50% of the voting power is held by an individual, a group or another company need not have a majority of independent directors on its board or have nominating/corporate governance and compensation committees composed of independent directors. A controlled company that chooses to take advantage of this exemption must disclose in its annual meeting proxy that it is a controlled company and the basis for that determination. However, all controlled companies must have at least a minimum three person audit committee composed entirely of independent directors, and otherwise comply with the audit committee requirements provided for in this Section 303A.

**2. In order to tighten the definition of "independent director" for purposes of these standards:**

**(a) No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must disclose these determinations.**

*Commentary:* It is not possible to anticipate, or explicitly to provide for, all circumstances that might signal potential conflicts of interest, or that might bear on the materiality of a director's relationship to a listed company. Accordingly, it is best that boards making "independence" determinations broadly consider all relevant facts and circumstances. In particular, when assessing the materiality of a director's relationship with the company, the board should consider the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships (among others). However, as the concern is independence from management, the Exchange does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding.

The basis for a board determination that a relationship is not material must be disclosed in the company's annual proxy statement. In this regard, a board may adopt and disclose categorical standards to assist it in making determinations of independence and may make a general disclosure if a director meets these standards. Any determination of independence for a director who does not meet these standards must be specifically explained. For example, a board might disclose its determination that affiliation with a customer whose business accounts for less than a specified percentage of the company's revenues is, as a category, immaterial for purposes of determining independence. A company must disclose any standard it adopts. It may then make the general statement that the independent directors meet the standards set by the board without detailing particular aspects of the immaterial relationships between individual directors and the company. In the event that a director with a business or other relationship that does not fit within the disclosed standards is determined to be independent, a board must disclose the basis for its determination. This approach provides investors with an adequate means of assessing the quality of a board's independence and its independence determinations while avoiding excessive disclosure of immaterial relationships.

**(b) In addition:**

**(i) No director who is a former employee of the listed company can be "independent" until five years after the employment has ended.**

<u>Commentary:</u> A director who serves as an interim Chairman or CEO may be excluded from the definition of a "former employee" and thus be deemed independent immediately after his or her service as interim Chairman or CEO ends.

**(ii) No director who is, or in the past five years has been, affiliated with or employed by a (present or former) auditor of the company (or of an affiliate) can be "independent" until five years after the end of either the affiliation or the auditing relationship.**

**(iii) No director can be "independent" if he or she is, or in the past five years has been, part of an interlocking directorate in which an executive officer of the listed company serves on the compensation committee of another company that concurrently employs the director.**

**(iv) Directors with immediate family members in the foregoing categories are likewise subject to the five-year "cooling-off" provisions for purposes of determining "independence."**

<u>Commentary:</u> Employment of a family member in a non-officer position does not preclude a board from determining that a director is independent. Such employment arrangements are common and do not present a categorical threat to director independence. In addition, if an executive officer dies or becomes incapacitated, his or her immediate family members may be classified as independent immediately after such death or determination of incapacity, provided that they themselves are otherwise independent. An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees) who shares such person's home.

PROPOSED NASDAQ
DEFINITION

# Summary of NASDAQ Corporate Governance Proposals

As of November 20, 2002

The following provides a detailed summary of NASDAQ's proposed corporate governance reforms. Rule filings reflecting these proposals are posted on the Legal and Compliance section of www.nasdaq.com. Please be advised that the rule filings that are published for public comment by the SEC may be different than the proposed texts. NASDAQ may amend these proposals prior to publication by the SEC, based upon input from the SEC or otherwise. Once the rule proposals are published in the Federal Register, they will be subject to public comment before approval by the SEC.

NASDAQ originally proposed that changes requiring a company to modify the composition of its board of directors or the board's committees be effective immediately following a company's first annual meeting that is at least 120 days after SEC approval of the changes. However, since there have been delays in promulgating final rules and the 2003 proxy season is now approaching, NASDAQ proposes that those changes be effective with a company's first annual meeting occurring after January 1, 2004. NASDAQ also proposes that requirements related to executive sessions of independent directors and audit committee charters be effective six months after SEC approval.

Following is a summary of the proposals:

<u>Stock Options</u>

- Require shareholder approval for the adoption of all stock option plans and for any material modification of such plans. An exemption would permit inducement grants to new employees if such grants are approved by a compensation committee or a majority of the company's independent directors. Exemptions will also be available for certain tax-qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the issuer's compensation committee or a majority of the issuer's independent directors, and for plans relating to an acquisition or merger. Existing option plans will be unaffected under this proposal, unless there is a material modification made to the plan.

<u>Increase Board Independence</u>

- Require a majority of independent directors on the board.
- Require regularly convened executive sessions of the independent directors.
- Require that a company's audit committee or a comparable body of the board of directors review <u>and approve</u> all related-party transactions.
- Prohibit an independent director from receiving any payments (including political contributions) in excess of $60,000 other than for board service and extend such prohibition

to the receipt of payments by a non-employee family member of the director. An audit committee member may not receive any compensation except for board or committee service, in accordance with the Sarbanes-Oxley Act of 2002 (the "Act").

- Prohibit a director from being deemed independent if any family member of the director is employed as an executive officer, or has been within the past three years, of the issuer or any of its affiliates.

- Expand to cover not-for-profits the current rule prohibiting a director from being considered independent if the company makes payments to an entity where the director is an executive officer and such payments exceed the greater of $200,000 or five percent of the recipient's gross revenues

- Prohibit former partners or employees of the outside auditors who worked on a company's audit engagement from being deemed independent for three years.

- Apply a three-year "cooling off" period to directors who are not independent due to: (1) interlocking compensation committees; or (2) the receipt by the director, or a family member of the director who is not an employee of the issuer, of any payments in excess of $60,000 other than for board service.

Heightened Standards of Independence for Audit Committee Members

- Audit committee members will be required to meet the NASDAQ independence definition set forth in Rule 4200(a)(14), as amended by the proposals described above. In addition, the proposals:

    - Prohibit audit committee members from receiving any payment other than payment for board or committee service, consistent with Section 301 of the Act.

    - Prohibit directors from serving on the audit committee in the event they are deemed an affiliated person of the issuer or any subsidiary, consistent with Section 301 of the Act. In this regard, prohibit audit committee members from owning or controlling 20% or more of the issuer's voting securities, or such lower number as may be established by the SEC in rulemaking under Section 301 of the Act. However, for all other purposes, share ownership would not be a bar from being considered independent.

Strengthen the role of independent directors in compensation and nomination decisions

- Require independent director approval of director nominations, either by an independent nominating committee or by a majority of the independent directors. A single non-independent director would be permitted to serve on an independent nominating committee: (1) if the individual is an officer who owns or controls more than 20% of the issuer's voting securities, or (2) pursuant to an "exceptional and limited circumstances" exception.[1]

[1] An "exceptional and limited circumstances" exception is available for an individual who is not an officer or current employee or a family member of such a person. Additionally, such an exception may only be implemented following a determination by the board that the individual's service on the committee is in the best interests of the company and its shareholders. The issuer is also required to disclose the use of such an

- Require independent director approval of CEO compensation, either by an independent compensation committee or by a majority of the independent directors meeting in executive session. Require independent director approval of other executive officer compensation, either by an independent compensation committee or by a majority of the independent directors in a meeting at which the CEO may be present. A single non-independent director, who is not an officer, would be permitted to serve, for two years, on the independent compensation committee pursuant to an "exceptional and limited circumstances" exception.[2]

Controlled Company Exception

- "Controlled" companies are exempt from the requirements for a majority independent board, executive sessions of the independent directors, and independent compensation and nominating committees. A controlled company is a company of which more than 50% of the voting power is held by an individual, group or another company. A controlled company relying upon this exemption must disclose in its annual meeting proxy that it is a controlled company and the basis for that determination. Such companies, however, remain subject to each of the audit committee requirements.

Empower Audit Committees and Harmonize Listing Standards with the Act

- Require that audit committees have the sole authority to appoint, determine funding for, and oversee the outside auditors, as set forth in Section 301 of the Act.
- Require that audit committees approve, in advance, the provision by the auditor of all permissible non-audit services, as set forth in Section 202 of the Act.
- Require that audit committees have the authority to engage and determine funding for independent counsel and other advisors, as set forth in Section 301 of the Act.
- Require that the audit committee establish procedures for the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters. Additionally, the audit committee is required to ensure that such complaints are treated confidentially and anonymously, as set forth in Section 301 of the Act.
- Require that in selecting the financial expert necessary for compliance with the NASDAQ audit committee composition requirements, issuers consider whether a person has, through education and experience as a public accountant or auditor or a principal financial officer, comptroller or principal accounting officer of an issuer or from a position involving the performance of similar functions, sufficient financial expertise in the accounting and auditing areas specified in the Act.
- Require that all audit committee members be able to read and understand financial statements at the time of their appointment rather than "within a reasonable period of time" thereafter.

---

exception in the next annual proxy statement, as well as the nature of the individual's relationship to the company and the basis for the board's determination.

[2] *Ibid*

- Limit the time that a non-independent director may serve on the audit committee pursuant to the "exceptional and limited circumstances" exception set forth in Rule 4350(d)(2)(B) to two years and prohibit that person from serving as the chair of the audit committee. Those directors not satisfying the audit committee independence requirements of the Act are not eligible for this exception.

- Eliminate exceptions for the audit committee requirements for Small Business issuers.

Provide Transparency With Respect to Non-U.S. Companies

- Require that non-U.S. issuers disclose any exemptions to NASDAQ's corporate governance requirements, permissible under the Act or rules promulgated by the SEC thereunder, at the time of their first U.S. listing and annually, as well as any alternative measures taken in lieu of the waived requirements. This disclosure will take effect for new listings and filings made on or after January 1, 2004.

Codes of Conduct

- Require all companies to have a code of conduct addressing, at a minimum, conflicts of interests and compliance with applicable laws, rules and regulations, with an appropriate compliance mechanism and disclosure of any waivers to executive officers and directors. Waivers to the code of conduct for officers and directors can only be granted by the issuer's board. The code of conduct must be publicly available.

Other Rule Proposals

- Harmonize the NASDAQ rule on the disclosure of material information with SEC Regulation FD so that issuers may use Regulation FD compliant methods such as conference calls, press conferences and web casts, so long as the public is provided adequate notice (generally by press release) and granted access.

- Require that a going concern qualification in an audit opinion be disclosed through the issuance of a press release.

- Clarify that NASDAQ will presume that a change of control will occur, for purposes of the shareholder approval rules, once an investor acquires 20% of an issuer's outstanding voting power, unless a larger ownership and/or voting position is held on a post-transaction basis by: (1) a shareholder, or an identified group of shareholders, unaffiliated with the investor, or (2) the issuer's directors and officers that are unaffiliated with the investor.

- Clarify the authority of NASDAQ to deny re-listing to an issuer based upon a corporate governance violation that occurred while that issuer's appeal of the delisting was pending.

- Clarify that a material misrepresentation or omission by an issuer to NASDAQ may form the basis for delisting (this proposal has been approved by the SEC).

Proposals Under Consideration

Nasdaq previously announced that it would propose certain other rules. At the present time those rules remain under consideration, but rule filings related to those proposals have not been filed.

- Whether to prohibit loans to officers and directors through the adoption of a NASDAQ rule that mirrors Section 402 of the Act.

- Whether to require continuing education for all directors.

- Whether to require accelerated disclosure of insider transactions that would harmonize with, and reinforce, the provisions of the Act and the SEC rules promulgated thereunder.

**Last update -- 11/08/2002**

# Securities Exchange Act of 1934

## Section 10A -- Audit Requirements

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a. **In General.**- Each audit required pursuant to this title of the financial statements of an issuer by a registered public accountanting firm shall include, in accordance with generally accepted auditing standards, as may be modified or supplemented from timeto time by the Commission-
    1. procedures designed to provide reasonable assurance of detecting illegal acts that would have a direct and material effect on the determination of financial statement amounts;
    2. procedures designed to identify related party transactions that are material to the financial statements or otherwise require disclosure therein; and
    3. an evaluation of whether there is substantial doubt about the ability of the issuer to continue as a going concern during the ensuing fiscal year.

b. **Required response to audit discoveries.**-
    1. **Investigation and report to management.**- If, in the course of conducting an audit pursuant to this title to which subsection (a) applies, the registered public accountanting firm detects or otherwise becomes aware of information indicating that an illegal act (whether or not perceived to have a material effect on the financial statements of the issuer) has or may have occurred, the firm shall, in accordance with generally accepted auditing standards, as may be modified or supplemented from time to time hy the Commission-
        A.
            i. determine whether it is likely that an illegal act has occurred; and
            ii. if so, determine and consider the possible effect of the illegal act on the financial statements of the issuer, including any contingent monetary effects, such as fines, penalties, and damages; and
        B. as soon as practicable, inform the appropriate level of the management of the issuer and assure that the audit committee of the issuer, or the board of directors of the issuer in the absence of such a committee, is adequately informed with respect to illegal acts that have been detected or have otherwise come to the attention of such firm in the course of the audit, unless the illegal act is clearly inconsequential.
    2. **Response to failure to take remedial action.**- If, after determining that the audit committee of the board of directors of the issuer, or the board of directors of the issuer in the absence of an audit committee, is adequately informed with respect to illegal acts that have been detected or have otherwise come to the attention of the firm in the course of the audit of such firm, the registered public accountanting concludes that-
        A. the illegal act has a material effect on the financial statements of the issuer;
        B. the senior management has not taken, and the board of directors has not caused senior management to take, timely and appropriate remedial actions with respect to the illegal act; and
        C. the failure to take remedial action is reasonably expected to warrant departure from a standard report of the auditor, when made, or warrant resignation from the audit engagement;

        the registered public accountanting firm shall, as soon as practicable, directly report its conclusions to the board of directors.

3. **Notice to commission; response to failure to notify**.- An issuer whose board of directors receives a report under paragraph (2) shall inform the Commission by notice not later than 1 business day after the receipt of such report and shall furnish the registered public accountanting firm making such report with a copy of the notice furnished to the Commission. If the registered public accountanting firm fails to receive a copy of the notice before the expiration of the required 1-business day period, the registered public accountanting firm shall-
    A. resign from the engagement; or
    B. furnish to the Commission a copy of its report (or the documentation of any oral report given) not later than 1 business day following such failure to receive notice.
4. **Report after resignation**.- If an registered public accountanting firm resigns from an engagement under paragraph (3)(A), the accountant shall, not later than 1 business day following the failure by the issuer to notify the Commission under paragraph (3), furnish to the Commission a copy of the accountant's report (or the documentation of any oral report given).

c. **Auditor liability limitation**.- No registered public accountanting firm shall be liable in a private action for any finding, conclusion, or statement expressed in a report made pursuant to paragraph (3) or (4) of subsection (b), including any rule promulgated pursuant thereto.

d. **Civil penalties in cease-and-desist proceedings**.- If the Commission finds, after notice and opportunity for hearing in a proceeding instituted pursuant to section 21C, that an registered public accountanting firm has willfully violated paragraph (3) or (4) of subsection (b), the Commission may, in addition to entering an order under section 21C, impose a civil penalty against the registered public accountanting firm and any other person that the Commission finds was a cause of such violation. The determination to impose a civil penalty and the amount of the penalty shall be governed by the standards set forth in section 21B.

e. **Preservation of existing authority**.- Except as provided in subsection (d), nothing in this section shall be held to limit or otherwise affect the authority of the Commission under this title.

f. **Definition**.-As used in this section, the term "illegal act" means an act or omission that violates any law, or any rule or regulation having the force of law. As used in this section, the term 'issuer' means an issuer (as defined in section 3), the securities of which are registered under section 12, or that is required to file reports pursuant to section 15(d), or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933, and that it has not withdrawn.

g. **Prohibited Activities.**

Except as provided in subsection (h), it shall be unlawful for a registered public accounting firm (and any associated person of that firm, to the extent determined appropriate by the Commission) that performs for any issuer any audit required by this title or the rules of the Commission under this title or, beginning 180 days after the date of commencement of the operations of the Public Company Accounting Oversight Board established under section 101 of the Sarbanes-Oxley Act of 2002 (in this section referred to as the 'Board'), the rules of the Board, to provide to that issuer, contemporaneously with the audit, any non-audit service, including--

1. bookkeeping or other services related to the accounting records or financial statements of the audit client;

2. financial information systems design and implementation;

3. appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

4. actuarial services;
5. internal audit outsourcing services;
6. management functions or human resources;
7. broker or dealer, investment adviser, or investment banking services;
8. legal services and expert services unrelated to the audit; and
9. any other service that the Board determines, by regulation, is impermissible.

**h. Preapproval Required for Non-Audit Services.**

A registered public accounting firm may engage in any non-audit service, including tax services, that is not described in any of paragraphs (1) through (9) of subsection (g) for an audit client, only if the activity is approved in advance by the audit committee of the issuer, in accordance with subsection (i).

**i. Preapproval Requirements.**

1. In general.

   A. Audit committee action.

   All auditing services (which may entail providing comfort letters in connection with securities underwritings or statutory audits required for insurance companies for purposes of State law) and non-audit services, other than as provided in subparagraph (B), provided to an issuer by the auditor of the issuer shall be preapproved by the audit committee of the issuer.

   B. De minimus exception.

   The preapproval requirement under subparagraph (A) is waived with respect to the provision of non-audit services for an issuer, if--

   i. the aggregate amount of all such non-audit services provided to the issuer constitutes not more than 5 percent of the total amount of revenues paid by the issuer to its auditor during the fiscal year in which the nonaudit services are provided;

   ii. such services were not recognized by the issuer at the time of the engagement to be non-audit services; and

   iii. such services are promptly brought to the attention of the audit committee of the issuer and approved prior to the completion of the audit by the audit committee or by 1 or more members of the audit committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the audit committee.

2. Disclosure to investors.

Approval by an audit committee of an issuer under this subsection of a non-audit service to be performed by the auditor of the issuer shall be disclosed to investors in periodic reports required by section 13(a).

3. Delegation authority.

   The audit committee of an issuer may delegate to 1 or more designated members of the audit committee who are independent directors of the board of directors, the authority to grant preapprovals required by this subsection. The decisions of any member to whom authority is delegated under this paragraph to preapprove an activity under this subsection shall be presented to the full audit committee at each of its scheduled meetings.

4. Approval of audit services for other purposes.

   In carrying out its duties under subsection (m)(2), if the audit committee of an issuer approves an audit service within the scope of the engagement of the auditor, such audit service shall be deemed to have been preapproved for purposes of this subsection.

**j. Audit Partner Rotation.**

It shall be unlawful for a registered public accounting firm to provide audit services to an issuer if the lead (or coordinating) audit partner (having primary responsibility for the audit), or the audit partner responsible for reviewing the audit, has performed audit services for that issuer in each of the 5 previous fiscal years of that issuer.

**k. Reports to Audit Committees.**

Each registered public accounting firm that performs for any issuer any audit required by this title shall timely report to the audit committee of the issuer--

1. all critical accounting policies and practices to be used;

2. all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the issuer, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the registered public accounting firm; and

3. other material written communications between the registered public accounting firm and the management of the issuer, such as any management letter or schedule of unadjusted differences.

**l. Conflicts of Interest.**

It shall be unlawful for a registered public accounting firm to perform for an issuer any audit service required by this title, if a chief executive officer, controller, chief financial officer, chief accounting officer, or any person serving in an equivalent position for the issuer, was employed by that registered independent public accounting firm and participated in any capacity in the audit of that issuer during the 1-year period preceding the date of the initiation of the audit.

**m. Standards Relating to Audit Committees.**

1. Commission rules.

   A. In general.

      Effective not later than 270 days after the date of enactment of this subsection, the Commission shall, by rule, direct the national securities exchanges and national securities associations to prohibit the listing of any security of an issuer that is not in compliance with the requirements of any portion of paragraphs (2) through (6).

   B. Opportunity to cure defects.

      The rules of the Commission under subparagraph (A) shall provide for appropriate procedures for an issuer to have an opportunity to cure any defects that would be the basis for a prohibition under subparagraph (A), before the imposition of such prohibition.

2. Responsibilities relating to registered public accounting firms.

   The audit committee of each issuer, in its capacity as a committee of the board of directors, shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by that issuer (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and each such registered public accounting firm shall report directly to the audit committee.

3. Independence.

   A. In general.

      Each member of the audit committee of the issuer shall be a member of the board of directors of the issuer, and shall otherwise be independent.

   B. Criteria.

      In order to be considered to be independent for purposes of this paragraph, a member of an audit committee of an issuer may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee--

      i. accept any consulting, advisory, or other compensatory fee from the issuer; or

      ii. be an affiliated person of the issuer or any subsidiary thereof.

   C. Exemption authority.

      The Commission may exempt from the requirements of subparagraph (B) a particular relationship with respect to audit committee members, as the Commission determines appropriate in light of the circumstances.

4. Complaints.

Each audit committee shall establish procedures for--

A. the receipt, retention, and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

B. the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

5. Authority to engage advisers.

Each audit committee shall have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties.

6. Funding.

Each issuer shall provide for appropriate funding, as determined by the audit committee, in its capacity as a committee of the board of directors, for payment of compensation--

A. to the registered public accounting firm employed by the issuer for the purpose of rendering or issuing an audit report; and

B. to any advisers employed by the audit committee under paragraph (5).

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*The Securities Lawyer's Deskbook*

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# General Rules and Regulations promulgated under the Securities Exchange Act of 1934

## Rule 16b-3 -- Transactions Between an Issuer and its Officers or Directors

Transactions between an issuer and its officers or directors.

a. *General.* A transaction between the issuer (including an employee benefit plan sponsored by the issuer) and an officer or director of the issuer that involves issuer equity securities shall be exempt from Section 16(b) of the Act if the transaction satisfies the applicable conditions set forth in this section.

b. *Definitions.*

   1. A *Discretionary Transaction* shall mean a transaction pursuant to an employee benefit plan that:

      i. Is at the volition of a plan participant;

      ii. Is not made in connection with the participantís death, disability, retirement or termination of employment;

      iii. Is not required to be made available to a plan participant pursuant to a provision of the Internal Revenue Code; and

      iv. Results in either an intra-plan transfer involving an issuer equity securities fund, or a cash distribution funded by a volitional disposition of an issuer equity security.

   2. An *Excess Benefit Plan* shall mean an employee benefit plan that is operated in conjunction

with a Qualified Plan, and provides only the benefits or contributions that would be provided under a Qualified Plan but for any benefit or contribution limitations set forth in the Internal Revenue Code of 1986, or any successor provisions thereof.

3.

i. A *Non-Employee Director* shall mean a director who:

A. Is not currently an officer (as defined in Rule 16a-1(f)) of the issuer or a parent or subsidiary of the issuer, or otherwise currently employed by the issuer or a parent or subsidiary of the issuer;

B. Does not receive compensation, either directly or indirectly, from the issuer or a parent or subsidiary of the issuer, for services rendered as a consultant or in any capacity other than as a director, except for an amount that does not exceed the dollar amount for which disclosure would be required pursuant to Item 404 (a) of Regulation S-K.

C. Does not possess an interest in any other transaction for which disclosure would be required pursuant to Item 404(a) of Regulation S-K; and

D. Is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K.

ii. Notwithstanding paragraph (b)(3)(i) of this section, a Non-Employee Director of a closedend investment company shall mean a director who is not an ìinterested personî of the issuer, as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940.

4. A *Qualified Plan* shall mean an employee benefit plan that satisfies the coverage and participation requirements of Sections 410 and 401(a)(26) of the Internal Revenue Code of 1986, or any successor provisions thereof.

5. A *Stock Purchase Plan* shall mean an employee benefit plan that satisfies the coverage and participation requirements of Sections 423(b)(3) and 423(b)(5), or Section 410, of the Internal Revenue Code of 1986, or any successor provisions thereof.

c. *Tax-conditioned plans*. Any transaction (other than a Discretionary Transaction) pursuant to a Qualified Plan, an Excess Benefit Plan, or a Stock Purchase Plan shall be exempt without condition.

d. *Grants, awards and other acquisitions from the issuer*. Any transaction involving a grant, award or other acquisition from the issuer (other than a Discretionary Transaction) shall be exempt if:

1. The transaction is approved by the board of directors of the issuer, or a committee of the board of directors that is composed solely of two or more Non-Employee Directors;

2. The transaction is approved or ratified, in compliance with Section 14 of the Act, by either: the affirmative votes of the holders of a majority of the securities of the issuer present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable laws of the state or other jurisdiction in which the issuer is incorporated; or the written consent of the holders of a majority of the securities of the issuer entitled to vote; provided

that such ratification occurs no later than the date of the next annual meeting of shareholders; or

3. The issuer equity securities so acquired are held by the officer or director for a period of six months following the date of such acquisition, provided that this condition shall be satisfied with respect to a derivative security if at least six months elapse from the date of acquisition of the derivative security to the date of disposition of the derivative security (other than upon exercises or conversion) or its underlying equity security.

e. *Dispositions to the issuer*. Any transaction involving the disposition to the issuer of issuer equity securities (other than a Discretionary Transaction) shall be exempt , provided that the terms of such disposition are approved in advance in the manner prescribed by either paragraph (d)(1) or paragraph (d)(2) of this section.

f. *Discretionary Transactions*. A Discretionary Transaction shall be exempt only if effected pursuant to an election made at least six months following the date of the most recent election, with respect to any plan of the issuer, that effected a Discretionary Transaction that was:

  i. An acquisition, if the transaction to be exempted would be a disposition; or

  ii. A disposition, if the transaction to be exempted would be an acquisition.

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*Notes to Rule 16b-3*:

1. The exercise or conversion of a derivative security that does not satisfy the conditions of this section is eligible for exemption from Section 16(b) of the Act to the extent that the conditions of Rule 16b-6(b) are satisfied.

2. Section 16(a) reporting requirements applicable to transactions exempt pursuant to this section are set forth in Rule 16a-3(f) and (g) and Rule 16a-4.

3. The approval conditions of paragraphs (d)(1), (d)(2) and (e) of this section require the approval of each specific transaction, and are not satisfied by approval of a plan in its entirety except for the approval of a plan pursuant to which the terms and conditions of each transaction are fixed in advance, such as a formula plan. Where the terms of a subsequent transaction (such as the exercise price of an option, or the provision of an exercise or tax with-holding right) are provided for in a transaction as initially approved pursuant to paragraphs (d)(1), (d)(2) or (e), such subsequent transaction shall not require further specific approval.

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# Regulatory History

56 FR 7265, Feb. 21, 1991, as amended at 56 FR 19927, May 1, 1991; 57 FR 28781, June 29, 1992; 58 FR 36866, July 9, 1993; 59 FR 42448, Aug. 17, 1994; 60 FR 40994, Aug. 11, 1995; 61 FR 30376, 30393, June 14, 1996

**J.MICHAEL SCHAEFER**

**Attorney at Law(Ca.)**
**Asset Manager**
**MSCHAEFER@LVCM.COM**

**3930 Swenson St. #103**
**Las Vegas, Nv. 89119**

**Tel. (702)792-6710**
**Fax (702)792-6721**



Feb. 17, 2003

Securities & Exchange Commission
Division of Corporation Finance
Attention: **Grace Lee**
450 5th St. NW
Washington, DC 20549

**Courtesy copy faxed**
to (202)942-9525

Re: Archon Corporation
Proposal pursuant to Securities Act of 1934, Rule 14a-8
Intent to omit letter of January 21, 2003

**6 copies being sent this date, copy mailed to issuer counsel**

Please know that Proponent objects to the intent-to-omit letter and states its basis hereto, and requests that the Commission advise issuer that its objections are insufficient to overcome the Congressional policy evidence by the 1934 Act and rules promulgated thereunder.

1. **ISSUER WOULD LACK POWER OR AUTHORITY TO IMPLEMENT**
   This is not a credible objection. Achron says that its Board of Directors cannot "guarantee the election of independent directors". The Board also cannot guarantee that anyone would run for its Board, or if elected, would not resign upon meeting its first challenge. Issuer would simply have to induce independent persons to be candidates, and to indicate that consistent with the requirements of the New Policy(assuming it is adopted by shareholders and implemented by the Board, effective then as to elections in 2004) that once a minority of the board seats were filled by highest voter-getters among the several Non-independent candidates, then remaining Non-independent candidates would be ineligible for election to the board, and that if there were insufficient Independent candidates to fill a majority of the board's seats, those Independent candidates elected would then have the authority to appoint additional independent candidates until there was the

Independent majority decreed by the Board's new policy. The precedents cited involve other jurisdiction's corporations and we are dealing today with a Nevada corporation. The Board in dealing with implementation of the new policy may have to recommend an amendment to the bylaws or to NRS 78.330 to permit vacancies in the Board to be filled by the Independent Directors in the event that the shareholders election did not produce a majority board, that the inability of sufficient Independent candidates would create a vacancy due to inability of Non-independent directors to fill such seats once a minority of non-independent directors were elected.,

## 2. PROPOSAL IS VAGUE, RENDING IT MISLEADING & VIOLATIVE

The proposal is not vague, it is not a simple concept such as expanding or reducing the board, or requiring directors to be shareholders, but the proposal deals with well-honed concepts that have been in debate in financial circles for years; the Commission would have to find that the proposal is "materially false or misleading" in order to reject it under Rule 14a-8(i)(3).

The mere fact that issuer's big-league counsel spends pages and pages expressing its objection makes it obvious that the proposal is really difficult if not impossible to object to, and instead of "pounding on the facts or on the law" is 'pounding on the table", with a hope that the Commission weighs, rather than evaluates, the papers submitted.

## 3. PROPOSAL OBJECTIONABLE BECAUSE IT RELATES TO ELECTION OF DIRECTORS.

Since Rule 14 was issued there have been many proposals submitted by Lewis & John J. Gilbert of New York City and other shareholder advocates that have related to election of directors, including:

a. proposals that directors be elected only by Cumulative Voting;

b. proposals that only shareholders may be elected directors; (the bru-ha-ha when General Douglas McArthur was named director and chairman of Sperry-Rand but not being a shareholder)

c. proposals that directors be elected all at the same time, and not by the 'stagger system' of classified board of directors.

It is irrelevant that "neither the certification of incorporation nor bylaws of issuer impose qualifications or restrictions on who shareholders may elect.". The forum to debate such issues is the Annual Shareholders Meeting, and the issue is one of politics, or policy, and not one of bureaucracy or administration. An analogy might be the debates among the Founding Fathers that provided the 'rules' set forth in the U.S.Constitution, which provide qualifications or restrictions as to who the people could elect to federal office. See Terms Limits v. Thornton, and the more recent landmark case of Schaefer v. Townsend, CA9-2000, 215 F3d 1031, the case declaring that Article 2 says what it says, as to qualifications to run for the U.S.House(proponent's counsel being plaintiff in that case).

## 4. PROPOSAL MUST BE REVISED

Proponent is seeking to be fair and not take advantage of issuer, and is amenable to "revisions' that the Commission might find to be in the public interest and not inconsistent with the spirit of the proposal. Fact that issuer is open to having the proposal appear in its 2003 proxy material, in a revised form, clearly signals that issuer has conceded that proponent has quite properly focused on one of the major public finance issues of the 21st century.

## CONCLUSION:

Issuer requests that the objections be overruled, and the material appropriately to be included, or alternatively, the Commission favor both issuer and proponent with modified statement that appears without prejudice of objection to either the investors or the management.

Sincerely,
J. Michael Schaefer
President, Schaefer, Inc.

cc: Karen E. Bertero, Esquire of
GIBSON DUNN & CRUTCHER LLP
cc: Charles Sandefur, Archon Corporation

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 16, 2003

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Archon Corporation
Incoming letter dated January 23, 2003

The proposal requests that the board of directors take such action as may be necessary to effect the following policy: (1) a majority of board members representing the common shareholders shall be independent and (2) the Executive, Audit, and Compensation committees be established consisting entirely of independent directors.

There appears to be some basis for your view that Archon may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria. Accordingly, we will not recommend enforcement action to the Commission if Archon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Archon relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor